(d)(3)(iii)

November 18, 2014

Voya Variable Portfolios, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re: Expense Limitations

Ladies and Gentlemen:

By our execution of this letter agreement, intending to be legally bound hereby, Voya Investments, LLC (“VIL”), the adviser to Voya International Index Portfolio (the “Portfolio”), agrees that VIL shall, from November 18, 2014 through May 1, 2016, waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Portfolio shall be as follows:

Series	Maximum Operating Expense Ratios (as a percentage of average net assets)

	Adviser Class	Class I	Class S	Class S2

Voya International Index Portfolio	0.98%	0.48%	0.73%	0.88%

We are willing to be bound by this letter agreement to lower our fees for the period from November 18, 2014 through May 1, 2016. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply, subject to possible recoupment by VIL within three years. This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

This letter agreement replaces the previous letter agreement, dated March 14, 2014.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of Voya Variable Portfolios, Inc.

Sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President